UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________________

FORM 11-K
____________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________

Commission File Number 001-03970

HARSCO CORPORATION SAVINGS PLAN

HARSCO CORPORATION
350 Poplar Church Road
Camp Hill, PA 17011
Telephone (717) 763-7064

Harsco Corporation Savings Plan

Financial Statements as of December 31, 2018 and 2017 and for the Year Ended
December 31, 2018 and Supplemental Schedule as of December 31, 2018

HARSCO CORPORATION SAVINGS PLAN
INDEX

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2018 and 2017	2

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2018	3

Notes to Financial Statements	4

Supplemental Schedule:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) - December 31, 2018 *	10

Signatures	11

Exhibit Index	12

*Other schedules required by 29 CFR 220.103-10 of the Department of Labor's Rules & Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
Harsco Corporation Savings Plan
Camp Hill, Pennsylvania
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Harsco Corporation Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/BDO USA, LLP
We have served as the Plan’s auditor since 2014.
Harrisburg, Pennsylvania
June 26, 2019

HARSCO CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)	December 31 2018	December 31 2017

ASSETS
Investments, at fair value	$41,077	$44,235
Plan interest in Harsco Master Trust	7,798	8,348
Total investments	48,875	52,583

Receivables:
Employer contributions	9	22
Participant contributions	22	56
Notes receivable from participants	969	977
Total receivables	1,000	1,055

Net assets available for benefits	$49,875	$53,638

The accompanying notes are an integral part of the financial statements.

HARSCO CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2018

(In thousands)
Additions:
Contributions:
Participants	$1,850
Employer	873
Rollovers	15
Total contributions	2,738

Interest income on notes receivable from participants	43

Investment income (loss):
Net depreciation in the fair value of investments	(2,151)
Net appreciation in plan interest in Harsco Master Trust investment income (Note 3)	650
Dividend income	673
Total net investment loss	(828)

Net additions	1,953

Deductions:
Benefits paid to participants	5,519
Administrative expenses	130
Net transfer out due to employee classification change (Note 1)	67
Total deductions	5,716

Net decrease	$(3,763)

Net assets available for benefits
Beginning of Year	53,638
End of Year	$49,875

The accompanying notes are an integral part of the financial statements.

HARSCO CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

1.	Plan Description

The following description of the Harsco Corporation Savings Plan (the "Plan") provides only an abbreviated summary of the general provisions of the Plan. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan providing retirement benefits to eligible employees. The Plan is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC").

All U.S. employees, except those who are eligible to participate in Harsco Corporation's (“the Company”) Harsco Retirement Savings and Investment Plan, who are employed by the Company or any subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company, are deemed "Eligible Employees.” Also eligible are employees covered by a collective bargaining agreement where the agreement provides for the employees' eligibility to participate in the Plan.

Throughout the year, employees may be transferred to various positions within the Company, which may result in a transfer between various retirement plans sponsored by the Company. Transfers between various Company retirement plans may also occur as Plan amendments are adopted to permit additional or restrict existing groups of Company employees participating in the Plan. These are shown as “Net transfer out due to employee classification change” on the Statement of Changes in Net Assets Available for Benefits.

Contributions

New eligible employees are automatically enrolled in the Plan at a pre-tax savings rate of 3% via payroll deductions with contributions being directed to a designated target date fund based on the participant's current age and a retirement age of 65. Employees have the option to opt out of this Plan or to contribute an amount different than the automatic contribution amount, and/or to invest in funds other than the Plan's default fund that are available within the Plan investment options.

Contributions are in whole percentages from 1% to 75% of compensation received for services as an employee of the Company or any subsidiary of the Company. The participant designates what percentage of such contributions will be Pre-Tax Contributions and what percentage will be After-Tax Contributions. A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 6% of his or her compensation may also elect to contribute from 1% to 69% of his or her compensation as an Unmatched Pre-Tax Contribution and from 1% to 16% of his or her compensation as an Unmatched After-Tax Contribution, subject to Internal Revenue Service (“IRS”) and Plan limitations. In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 6% of compensation and Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 69% of compensation or (b) Pre-Tax Contributions exceed the amount specified by the IRC. Pre-Tax Contributions constitute a reduction in the participant's taxable income for purposes of Section 401(k) of the IRC. After-Tax Contributions are considered to be the participant's contributions to the Plan and do not constitute a reduction in the participant's taxable income for the purposes of Section 401(k) of the IRC. Participants may also contribute amounts representing distributions from other qualified retirement plans, or rollover contributions.

Pursuant to the Plan, the Company makes contributions to the Trustee for the account of each participant in an amount equal to 50% of the first 6% of such participant's compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions.

The Company also makes contributions to the Plan under agreements with certain employee bargaining groups. These contributions, referred to as profit sharing contributions in the agreements, may be based on a percentage of employee earnings or a fixed amount per hour worked by the employee. The Company makes annual contributions based on the union agreement requirements.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer contributions and profit sharing contributions, as well as Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Company's matching contributions and profit sharing contributions vest after three years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. The participant may choose the loan repayment period, not to exceed five years. However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the participant's principal residence. Interest rates on outstanding loans, based on the prime rate plus one percent, ranged from 4.25% to 9.25% at December 31, 2018, with maturity dates ranging from 2019 to 2032. Principal and interest is paid ratably through payroll deductions.

Notes receivable from participants are carried at unpaid principal plus accrued, but unpaid interest.

Payment of Benefits

On termination of service, a participant or beneficiary may elect one of three options: to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account; a portion paid in a lump-sum, and the remainder paid later; or annual installments over not more than 15 years.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Reclassification

Certain reclassifications have been made to prior year amounts to confirm with current year classifications.

Administration

Plan participants pay investment management, recordkeeping and audit fees related to maintaining the Plan as a whole. Loan setup fees and withdrawal fees are paid by the participant. Purchases and sales of the Company's Common Stock are assessed a commission per share, which is paid by the participant. The fee is $0.04 per share. Investment related expenses are included in Net depreciation in the fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan's Investment Committee determines the Plan's investment options utilizing information provided by the investment advisers and custodians. See Note 4, Fair Value Measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Net depreciation in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as unrealized gain and losses on investments held at year end.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Forfeitures

Forfeitures, which are a result of participant withdrawals prior to their full vesting in the Plan, are used to reduce the amount of future employer contributions as directed by the Plan Administrator. In 2018, $160 thousand of forfeitures were used to offset employer contributions. At December 31, 2018 and 2017, forfeited nonvested accounts totaled $161 thousand and $97 thousand, respectively. These accounts are used to reduce future employer contributions.

Subsequent Events

The Company and Plan has performed an evaluation of events subsequent to December 31, 2018 and through the date of financial statement issuance which would require adjustment to or additional disclosure in the financial statements. No events were identified.

Recent Accounting Pronouncement

In February 2017, the FASB issued ASU 2017-6, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. This update requires disclosure of the dollar amount of the Plan’s interest in each type of investment held by a Master Trust, as well as the Master Trust’s other assets and liabilities on a gross basis and the dollar amount of the Plan’s interest in each balance. The amendments in ASU 2017-6 are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Plan is in the process of evaluating the impact of adopting the new standard on the Plan's financial statements. Entities should apply the new guidance on a retrospective basis. The Plan will adopt the updated standard at the beginning of the year ended December 31, 2019.

3.	Master Trust

A portion of the Plan's investments are in the Master Trust, which was established for the investment of assets of the Plan and another retirement plan sponsored by the Company. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Wells Fargo Bank, N.A. The value of the Plan's interest in the Master Trust is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. At both December 31, 2018 and 2017, the Plan's interest in the net assets of the Master Trust was 32.71% and 33.33%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the amount of the time the plan's assets were invested in the Master Trust.

The following table presents the net assets in the Master Trust.

	December 31
(In thousands)	2018	2017
Harsco stock	$23,406	$24,716
Money market mutual fund	436	334
Total	$23,842	$25,050

Plan's share of Master Trust investments at fair value	$7,798	$8,348
Plan's allocable portion	32.71%	33.33%

The changes in net assets of the Master Trust for the year ended December 31, 2018 consists of the following:

(In thousands)	Harsco Stock	Money Market Mutual Fund	Total
Balance, beginning of year	$24,716	$346	$25,062
Realized gains/(losses)	133	—	133
Unrealized gains/(losses) related to asset still held at the reporting date	1,846	—	1,846
Purchases	142	4,077	4,219
Sales	(3,431)	(3,995)	(7,426)
Interest	—	8	8
Balance, end of year	$23,406	$436	$23,842

At December 31, 2018 and 2017, all assets of the master trust (Harsco stock and Mutual funds) are classified within Level 1 of the fair value hierarchy discussed in Note 4, due to the fact that the inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

4.	Fair Value Measurements

The fair value framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize inputs and the use of unobservable inputs.

The Plan primarily applies the market approach for fair value measurements and endeavors to utilize the best available information. Accordingly, the Plan utilizes valuation techniques that maximize the use of observable inputs, such as quoted prices in active markets, and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based on the observability of those inputs. Common stock is valued at the closing price reported on the active market on which the individual security is traded. Investments in mutual funds are primarily valued at net asset value in an exchange and active market, which represents the net asset values of shares held by the Plan at year-end.

The Plan recognizes the methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Plan believes its valuation methods are appropriate and consistent with other market participants expectations for the Plan's investments, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement. There have been no significant change in the valuation methodologies or transfers between levels during the years ended December 31, 2018 and 2017.

At December 31, 2018 and 2017, the Plan's investment that are not included in the Master Trust are Mutual funds and are classified within Level 1 of the fair value hierarchy, due to the fact that the inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

5.	Related-Party and Party in Interest Transactions

The majority of the Plan's investments are shares of mutual funds managed by Wells Fargo Bank, N.A., trustee, custodian and recordkeeper. These transactions qualify as party in interest transactions. Fees paid by the Plan for the investment management services amounted to $88 thousand for the year ended December 31, 2018 and are included in Administrative expenses on the Statement of Changes in Net Assets Available for Benefits.

Transactions in the Company's Common Stock also qualify as party in interest transactions. For the year ended December 31, 2018, the Plan purchased, on behalf of participants, $46 thousand and sold $1,122 thousand of the Company's common stock.

Additionally, notes receivable from participants qualify as party in interest transactions. For the year ended December 31, 2018, the Plan received $43 thousand in interest income on notes receivable from participants.

6.	Plan Termination

Although the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions and loans thereunder, subject to the provisions of ERISA. In the event of Plan termination, the accounts of each affected employee would be fully vested. Complete distributions or withdrawals would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

7.	Tax Status

The IRS has determined and informed the Company by a letter dated July 23, 2018, that the Plan and related trust are designed in accordance with applicable sections of the IRC. U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan

Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE
HARSCO CORPORATION SAVINGS PLAN
SCHEDULE H, LINE 4(i) - FORM 5500
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYEE IDENTIFICATION NUMBER - 23-1483991
THREE-DIGIT PLAN NUMBER - 224
AS OF DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral and par or maturity value	(d) Cost	(e) Current value in thousands
*	Investments in Master Trust	Master trust	**	$7,798
	American Funds EuroPacific Growth R6	Mutual fund	**	1,956
	BlackRock Total Return Instl	Mutual fund	**	1,294
	Dodge & Cox Stock	Mutual fund	**	2,455
	Loomis Sayles Global Bond Instl	Mutual fund	**	54
	Mainstay Large Cap Growth I	Mutual fund	**	7,348
	MassMutual Select Mid Cap Gr Eq II	Mutual fund	**	311
	Principall Real Estate Securities Intl	Mutual fund	**	674
	Neuberger Berman Genesis Instl	Mutual fund	**	1,834
	T. Rowe Price Retirement 2005	Mutual fund	**	364
	T. Rowe Price Retirement 2010	Mutual fund	**	295
	T. Rowe Price Retirement 2015	Mutual fund	**	899
	T. Rowe Price Retirement 2020	Mutual fund	**	2,198
	T. Rowe Price Retirement 2025	Mutual fund	**	3,192
	T. Rowe Price Retirement 2030	Mutual fund	**	1,842
	T. Rowe Price Retirement 2035	Mutual fund	**	1,521
	T. Rowe Price Retirement 2040	Mutual fund	**	1,209
	T. Rowe Price Retirement 2045	Mutual fund	**	959
	T. Rowe Price Retirement 2050	Mutual fund	**	690
	T. Rowe Price Retirement 2055	Mutual fund	**	1,118
	Vanguard Extended Market Index Adm	Mutual fund	**	83
	Vanguard Inflation Protected Securities Inv	Mutual fund	**	81
	Vanguard Institutional Index Instl	Mutual fund	**	6,130
	Vanguard Mid Cap Value Index Admiral	Mutual fund	**	307
	Vanguard Total Bond Market Index Adm	Mutual fund	**	294
	Vanguard Total International Stock Index Adm	Mutual fund	**	65
*	Wells Fargo Advantage Government Money Market Fund	Mutual fund	**	3,904
	Total mutual funds			41,077
*	Notes receivable from participants- Interest at 4.25% to 9.25%, fully secured by vested benefits, due 2019 to 2032	Participant loans	**	969
				$49,844

* Party in interest
** Cost information is not presented because investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HARSCO CORPORATION SAVINGS PLAN

Date	June 26, 2019	/s/ Russell C. Hochman
Russell C. Hochman
Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

EXHIBIT INDEX

Number	Description

23.1	Consent of BDO USA, LLP (filed herewith)